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17004654

SION

Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2017 Washington DC

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SEC FILE NUMBER
8-53508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INDIAN HARBOR, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One River Road
(No. and Street)

Cos Cob	CT	06807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC
(Name - if individual, state last, first, middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

INDIAN HARBOR, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stephen McMenamin, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Indian Harbor, LLC for the period ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely ~~as that~~ of a customer.

Signature

Member

Subscribed and sworn
to before me this 10th day of
February, 2017.
Constance Elizabeth Houseknecht

CONSTANCE ELIZABETH HOUSEKNECHT
Notary Public, State of Connecticut
My Commission Expires 11/30/18

INDIAN HARBOR, LLC
Index
December 31, 2016

Page(s)

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Indian Harbor, LLC

We have audited the accompanying statement of financial condition of Indian Harbor, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 20, 2017

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	1,943,410
Fees receivable		119,836
Equipment and leasehold improvements - net of depreciation and amortization of $847,684		25,313
Receivable from affiliated company		44,472
Other assets		91,385
Total assets	$	2,224,416
Liabilities and Member's Equity		
Accrued commissions payable	$	65,910
Other liabilities and accrued expenses		13,119
Total liabilities		79,029
Member's' equity		2,145,387
Total liabilities and member's equity	$	2,224,416

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from placement fees and a share of continuing management and performance fees earned by the investment manager. The Company does not handle the cash or securities of customers and therefore it is not affected by SEC Rule 15c3-3. A summary of the Company's significant accounting policies follows:

Basis of presentation: This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fees receivable and allowance for doubtful accounts: Fees receivable are due from the Company's major client under agreed upon trade terms. Management reviews fees receivable periodically to determine whether receivables will potentially be uncollectible.

Revenue recognition: The Company recognizes revenues from its share of placement fees, management fees and performance fees as earned based on the contractual arrangements and that collectability is reasonably assured.

Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Estimated useful lives of equipment and leasehold improvements are as follows:

Equipment	3-6 years
Furniture	5 years
Software	3 years
Leasehold improvements	Life of lease

Note 2. Concentrations

One major client accounted for 81% of total revenues earned during 2016.

Substantially all of the Company's cash is held in accounts at a major commercial bank. Management does not expect any losses to result with respect to any of these concentrations.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2016, the Company had net capital of approximately $1,930,000, which was approximately $1,680,000 in excess of its required net capital of $250,000.

Note 4. Leasing Arrangements and Related Party Transactions

The Company is obligated with a related party under an office license agreement expiring September 30, 2017. Future payments under the license are $31,500 through September 30, 2017. The license is renewable annually.

The Company was reimbursed $124,727 by a related party for employee compensation expenses.

Note 5. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at December 31, 2016 are as follows:

Equipment	$	156,254
Furniture		283,113
Software		21,500
Leasehold improvements		412,130
		872,997
Less accumulated depreciation and amortization		(847,684)
	$	25,313

Note 6. Income Taxes

As a limited liability company, each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses and accordingly, no provision for income taxes has been made in the accompanying statement of financial condition.

The Financial Accounting Standards Board provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

Note 7. Other Assets

Other assets consists of art work of $85,794 and prepaid expense of $5,591.

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2016